Exhibit 12.1
Allegheny Technologies Incorporated
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)
(Unaudited)

Three Months Ended
March 31, 2018
Income before income taxes	$65.5
Loss recognized on less than fifty percent owned persons	0.1
Noncontrolling interest in the income of subsidiary with fixed charges	(2.5)
$63.1
Fixed Charges:
Interest expense	$24.7
Portion of rents deemed to be interest	2.0
Capitalized interest	0.9
Amortization of debt expense	0.9
Fixed charges excluding capitalized interest	28.5
Earnings adjustments:
Capitalized interest	(0.9)
Earnings, as adjusted	$90.7
Ratio of earnings to fixed charges	3.2